UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SILVANUS ENTERPRISES, INC.
(Name of small business issuer in its charter)

 North Carolina
2040
02-0738566
(State or other
jurisdiction of
incorporation or
organization)
(Primary Standard
Industrial
Classification Code
Number)
(IRS
Employer Identification
No.)

9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville, North
Carolina 28078
704-577-7490
(Address and telephone number of principal executive offices)

 9548-D Mt. Holly-Huntersville Road, PMB 312, Huntersville,
North Carolina 28078
(Address of principal place of business or intended principal place of business)

Daryl E. Cherry, 6412 Tivoli Court, Charlotte, N.C. 28211
704-713-2461
(Name, address and telephone number of agent for service)

Copies of all communication to:

Silvanus Enterprises, Inc.
  9548-D Mt. Holly-Huntersville Road, PMB 312
Huntersville, North Carolina 28078

Approximate date of proposed sale to the public:
_________N/A_____________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ?

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ??N/A

CALCULATION OF REGISTRATION FEE

Title of
each class
of
securities
to be
registered
Dollar Amount
to be
registered
Proposed
maximum
offering
price per
unit
Proposed
maximum
aggregate
offering
price
Amount of
registration
fee

Bond
$10,000,000.00
$80,000.00
$8,000,000.00
$1,070.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1
  Alternative 2

SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Charlotte, State of North Carolina, on April 7, 2006.





SILVANUS ENTERPRISES, INC.







By:
/s/ DARYL E. CHERRY


Daryl E. Cherry

President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE
TITLE
 DATE
/s/ DARYL
CHERRY

Daryl
Cherry
President,  Registering Agent  (principal
executive, financial and accounting officer)
April 7,
2006







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